

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

December 16, 2009

Mr. Claude Diedrick
President, Chief Executive Officer, and Chief Financial Officer
Quadra Projects Inc.
6130 Elton Avenue
Las Vegas, NV 89107

> **Re: Quadra Projects Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 4, 2009**
> **Item 4.02 Form 8-K filed September 14, 2009**
> **File No. 000-53156**

Dear Mr. Diedrick:

We have completed our review of your Form 10-K, Item 4.02 Form 8-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief